May 1, 2019

Chin Chee Seong
President
SEATech Ventures Corp.
Suite 2708-09, The Metropolis Tower
10 Metropolis Drive, Hung Hom
Hong Kong

       Re: SEATech Ventures Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed on April 24, 2019
           File no. 333-230479

Dear Mr. Seong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2019 letter.

Amendment No. 1 to Form S-1

Prospectus Summary
The Company, page 2

1. We note your response to prior comment 1. Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.
 Chin Chee Seong
SEATech Ventures Corp.
May 1, 2019
Page 2
Exhibits

2. Please have your independent auditor update their Exhibit 23 consent for inclusion of its audit report for the year ended December 31, 2018 in the registration statement on Form
      S-1.
        You may contact Robert Shapiro, Senior Staff Accountant, at 202-551-3273, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.



                                                           Sincerely,
FirstName LastNameChin Chee Seong
                                                           Division of
Corporation Finance
Comapany NameSEATech Ventures Corp.
                                                           Office of
Telecommunications
May 1, 2019 Page 2
cc:       Jeff DeNunzio
FirstName LastName